Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TriCo Bancshares

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

896095106

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896095106

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only) TriCo Bancshares Employee Stock Ownership Plan and Trust
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power 0
(6) Shared Voting Power 1,170,990
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 1,170,990
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,170,990
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.1*
(12)	Type of Reporting Person (see Instructions) EP

*	Based on 22,955,963 shares outstanding as of December 31, 2017.

Item 1(a)	Name of issuer: TriCo Bancshares

Item 1(b)	Address of Issuer’s principal executive offices: 63 Constitution Drive, Chico, California 95973

Item 2(a)	Name of person filing: TriCo Bancshares Employee Stock Ownership Plan and Trust

Item 2(b)	Address of principal business office or, if none, residence: 63 Constitution Drive, Chico, California 95973

Item 2(c)	Citizenship: California

Item 2(d)	Title of class of securities: Common stock, no par value

Item 2(e)	CUSIP No.: 896095106

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(e);

(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(f);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(g);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,170,990.

(b)	Percent of class: 5.1%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 1,170,990.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 1,170,990.

Item 5.	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

This statement is filed on behalf of the TriCo Bancshares Employee Stock Ownership Plan and Trust identified in Item 2(a) (the “ESOP”). Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held by the ESOP and the ESOP’s trustees. Each of the ESOP’s trustees disclaims that he or she is acting in concert with, or is a member of a group consisting of, the other ESOP trustees and/or the ESOP.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

TRICO BANCSHARES EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

By:	/s/ Craig Compton
Name: Craig Compton
Title: Trustee

Exhibit A

The trustees of the TriCo Bancshares Employee Stock Ownership Plan and Trust (the “ESOP”) hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. By the terms of the ESOP, the ESOP’s trustees vote shares allocated to participant accounts as directed by participants. Common stock held by the ESOP trust, but not yet allocated or as to which participants have not made timely voting directions, may be voted by the ESOP’s trustees (pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended). Investment direction is exercised by the ESOP’s trustees (pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended).

The ESOP’s trustees and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as a trustee of the ESOP as of December 31, 2017 are listed below (such ownership being disregarded in reporting the ESOP’s ownership within this Schedule 13G). Beneficial ownership includes shares that the ESOP trustee has the right to acquire within 60 days of December 31, 2017 pursuant to stock option or otherwise.

Name	Direct Beneficial Ownership	Beneficial Ownership as ESOP Participant
Donald J. Amaral	9,258 (1)	0
Craig S. Compton	166,514 (2)	0
John S. Hasbrook	53,749 (3)	0
Virginia Walker	39,060 (4)	0

(1)	Includes stock options for 4,000 shares.
(2)	Includes stock options for 18,000 shares.
(3)	Includes stock options for 18,000 shares.
(4)	Includes stock options for 36,000 shares.

The ESOP’s trustees expressly disclaim beneficial ownership of any shares held in the ESOP. None of the ESOP’s trustees has any direct pecuniary interest in any shares held in the ESOP. Each of the ESOP’s trustees disclaims that he or she is acting in concert with, or is a member of a group consisting of, the other trustees and or the ESOP.